Mail Stop 6010

July 27, 2007

<u>Via U.S. Mail and Facsimile to (858) 503-3301</u>

Tim Hart
Chief Financial Officer
Maxwell Technologies, Inc.
9244 Balboa Avenue
San Diego, CA 92123

       Re: Maxwell Technologies, Inc.
              Form 10-K for the Fiscal-Year ended December 31, 2006
              Filed March 16, 2007
              File No. 001-15477

Dear Mr. Hart:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to only those issues we have addressed in the comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended December 31, 2006

Consolidated Financial Statements, page 47

Consolidated Statements of Cash Flows, page 52

1.   We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because your use of the indirect method of determining cash flows from operating activities begins with loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

   ·   You change your presentation to address the point noted above and to comply with SFAS 95 in your next periodic report filed. If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you include the changed presentation in that registration/proxy statement prior to effectiveness.
   ·   You label either the column heading or the marginal heading as "revised" or "restated." Characterizing the modification as "reclassified" will not suffice.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 53

Fair Value of Financial Instruments, page 55

2.   We see that you have recorded the fair value of the embedded conversion option and common stock warrants issued in conjunction with the December 2005 convertible debenture based on a Black-Scholes pricing model calculation. Please revise future filings to disclose the significant assumption inherent in your Black-Scholes fair value calculation. Furthermore, we note that the convertible debentures and related warrants are subject to a registration rights agreement. Please revise future filing to disclose the maximum amount payable as a penalty under your registration right agreements and how you have accounted for the provisions for this agreement.

Revenue Recognition, page 56

3.   We note on page 33 that you entered into a three year purchase order with a customer which includes "strategic pricing conditioned on volume thresholds". Please tell us how the timing and volume of products sold under the agreement impacts pricing considerations. Please tell us how you account for revenue recognized under variable pricing arrangements, specifically, how you determined

the price was considered fixed and determinable as discussed in SAB 104. Please also revise future filings to disclose your policy for recognizing revenue under these arrangements.

4. We note on page 37 that you sold product priced below production costs which required a reserve of approximately $325,000. Please tell us and revise future filings to disclose your policy for recognizing revenue and establishing inventory impairment charges when products are sold below production cost. Also confirm that inventory impairment charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Further, please confirm that your policy complies with SAB Topic 5-BB and ARB 43 Chapter 4, Statement 5.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief